Exhibit 99.3

(A Publicly Held Corporation)

ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING

Be the shareholders of ARACRUZ CELULOSE S.A. hereby invited for the Ordinary and Extraordinary Shareholders Meeting to be held on April 29, 2005, at 11 o’clock a.m., in the President’s Conference Room at the Company’s headquarters, located at Rodovia Aracruz / Barra do Riacho, km 25, s/nr. (Pulp Mill), Aracruz, State of Espírito Santo, Brazil, when the following subjects will be resolved:

I.                                         Ordinary Shareholders Meeting:

I.i.                                                        To receive the accounts rendered by the Board of Directors and the Board of Executive Officers and to examine, discuss and vote the financial statements related to the fiscal year ended December 31, 2004;

I.ii.                                                     To vote on the destination of the net profits of such fiscal year, as follows:

a)                                     ratification of the payment of Interest on Shareholders’ Equity to the total amount of R$258,500,000.00, as approved by the Board of Executive Officers in meetings held on October 19, November 16 and December 21, 2004

b)                                    payment of dividends in addition to the Interest on Shareholders’ Equity, to the total amount of R$150,000,000.00, to be paid out of the adjusted net profits, without monthly correction, as follows:

•                  Each block of 1,000 (one thousand) common shares shall be entitled to the amount of R$137.83324600; and

•            Each block of 1,000 (one thousand) preferred shares of classes “A” and “B” shall be entitled to the amount of R$151.61657060;

I.iii.                                                  Approval of the Capital Budget;

I.iv.                                                 Election of the Supervisory Fiscal Board;

I.v.                                                    Election of members of the Board of Directors;

I.vi.                                                 To determine the general amount of compensation of the Board of Directors, Board of Executive Officers and Supervisory Fiscal Board; and

II.                                     Extraordinary Shareholders Meeting:

II.i.                                                    Amendment to paragraph 3 of Section 15, to Section 17, caput and to Section 19, caput of the Company’s By-laws, in order to contemplate the designation of two Vice-Chairmen of the Board of Directors.

As required by CVM Instruction 165/91, we hereby inform that the minimum percentage of the Company’s voting capital necessary to meet the requirement for the adoption of multiple voting process is Five Percent (5%).

Aracruz, April 5, 2005.

Carlos Alberto Vieira

Chairman of the Board of Directors